SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at September 23, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 23, 2004

Print the name and title of the signing officer under his signature.

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Northern Dynasty Minerals Ltd .
1020 - 800 West Pender Street
Vancouver , BC
Canada V6C 2V6
Tel 604 684-6365 - Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

MR. WALTER SEGSWORTH JOINS BOARD OF NORTHERN DYNASTY

September 23, 2004 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture-NDM; OTC.BB-NDMLF) is pleased to announce the appointment of Mr. Walter T. Segsworth as a Director of Northern Dynasty. Mr. Segsworth is a well-known and respected member of the international mining industry. He was President, Chief Operating Officer and Director of Homestake Mining Company until recently when the company merged with Barrick Gold. Homestake's operations and projects were located in Canada , the United States , Australia , Chile and Argentina . During Mr. Segsworth's tenure, Homestake set a 125 year gold production record and the company's operating costs reached 25 year lows.

Prior to joining Homestake, Mr. Segsworth was President, CEO and Director of Westmin Resources Limited, which operated three mines in British Columbia, the Myra Falls and Premier underground mines and the Gibraltar open pit mine. Taseko Mines Limited, another company in the Hunter Dickinson group, currently owns Gibraltar . Westmin also developed the large-scale Lomas Bayas copper project in Chile . During the period of 1974-1990, Mr. Segsworth was part of Noranda Minerals Limited and was General Manager of the Central Canada Potash Mine in Saskatchewan , the Golden Giant Mine in Ontario and the Bell Copper Mine in British Columbia .

Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia , and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University , from which he earned his degree in Mining Engineering.

Northern Dynasty is focused on a rigorous program to advance the Pebble gold-copper-molybdenum project, located in southwestern Alaska . Following third party confirmation of a substantial mineral resource in the Pebble deposit in January 2004, the Pebble project began an important transition from exploration to mine planning and permitting, and Mr. Segsworth's extensive operational and financial experience will be of great assistance to the Company during development. The current C$34.5 million program encompasses comprehensive drilling to upgrade the Pebble resource to measured and indicated categories, baseline environmental and socioeconomic studies to support state and federal project permit applications, as well as site testing and engineering studies directed toward completion of a bankable feasibility study in 2005.

For further details about Northern Dynasty please visit the Company's website at www.northerndynastyminerals.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.